REORGANIZATION OF JOHN HANCOCK SMALL CAP EQUITY FUND AND JOHN HANCOCK NEW OPPORTUNITIES FUND

On May 13, 2016, John Hancock New Opportunities Fund (the “Acquiring Fund”) acquired assets and liabilities of John Hancock Small Cap Equity Fund (the “Acquired Fund”) pursuant to an Agreement and Plan of Reorganization dated May 13, 2016 (filed herewith as attachment EX-99.Q.1.G.2) as approved by shareholders of the Acquired Fund.